

January 20, 2011

Kurt Wise
President
Wise Sales, Inc.
4701 Washington Ave., Suite 210
Racine, Wisconsin 53406

> **Re:    Wise Sales, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed January 6, 2011**
> **File No. 333-158966**

Dear Mr. Wise:

We have reviewed amendment number four to your registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25

Critical Accounting Policies, page 26

1.    We note your response to comment three in our letter dated November 19, 2010 and your updates to MD&A.  However, some of your references to accounting standards continue to refer to legacy GAAP.  For example, under the heading "Income taxes" on page 27 you refer to SFAS Number 109 and under the heading "Start-up Costs" on page 27 you refer to American Institute of Certified Public Accountants Statement of Position 98-5. Therefore, we reissue our comment.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure Matters, page 28

2.      We note your updates to this section in response to comment four in our letter dated November 19, 2010.  Please revise this section to state whether Moore & Associates, Chartered's opinion on the financial statements for the period from inception to December 31, 2008 contained an adverse opinion or a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope, or accounting principles and the nature of each such adverse opinion, disclaimer of opinion, modification or qualification. Refer to paragraph (a)(1)(ii) of Item 304 of Regulation S-K.

3.      Please revise to clearly state that Moore & Associates, Chartered's registration with the PCAOB was revoked.  We believe that disclosure of the revocation of the accountant's PCAOB registration provides necessary context for understanding the required disclosure with respect to whether the former accountant resigned, declined to stand for re-election or was dismissed.  For additional guidance, please refer to Question and Answer 114.01 of the Division of Corporation Finance's Exchange Act Form 8-K Compliance & Disclosure Interpretations available on our website at www.sec.gov/divisions/corpfin/guidance/8-kinterp.htm.

Executive Compensation, page 29

4.      Please update your compensation disclosure to include the required information for your recently completed fiscal year ended December 31, 2010.  For additional guidance, please refer to Question and Answer 117.05 of the Division of Corporation Finance's Regulation S-K Compliance & Disclosure Interpretations available on our website at www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Financial Statements for the Period Ended September 30, 2010, page F-10

Notes to Financial Statements, page F-14

Note 7 – Subsequent Events, page F-16

5.      We note your response to comment nine in our letter date November 19, 2010 and your update to your filing.  However, we do not see where you have disclosed the date through which subsequent events were evaluated.  Accordingly, please disclose the date through which subsequent events were evaluated and specify, if true, that the disclosed date is the date the financial statements were available to be issued.  Refer to ASC 855-10-25-2 and ASC 855-10-50-1.

Kurt Wise
Wise Sales, Inc.
January 20, 2011
Page 3

Exhibit 5, Opinion of Joseph L. Pittera, Esq.

6.      We reviewed your response to comment 10 in our letter dated November 19, 2010 and
        the revised opinion of your counsel.  In the last paragraph of its opinion, counsel
        continues to include temporal restrictions on its opinion.  Please be advised that in order
        for your registration statement to be declared effective, it will be necessary for you to file
        an opinion of counsel dated as of the effective date.  Alternatively, counsel should
        remove these restrictions from its opinion.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require.  Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or Jennifer
Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding
comments on the financial statements and related matters.  Please contact Catherine Brown, Staff
Attorney, at (202) 551-3513 or me at (202) 551-3720 with any other questions you may have.

                                        Sincerely,


                                        H. Christopher Owings
                                        Assistant Director


cc:     Joseph Lambert Pittera, Esq.
        Law Office of Joseph Lambert Pittera, Esq.
        Facsimile Number: (310) 328-3063